Solo Avital



ANNUAL REPORT

5653 Calvin Avenue, Tarzana, CA, USA

Los Angeles, GA 91356

0

https://soloqi.com/

This Annual Report is dated April 28, 2021.

BUSINESS

SoloQi gives us the freedom to use our phone undisrupted by taking the charging worries out of the equation. Utilizing wireless charging technology to create practical wireless solutions that are convenient, portable, fast, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user at a radically fair price.

A different refreshing approach to product design, business strategy, and technology made necessary with the growing demand for increasing phone usage.

Fueled by the development of all smartphones becoming Qi-enabled. Qi wireless technology is gradually dominating the charging industry for the foreseeable future, SoloQi adopts this technology to create one of the first wireless charging ecosystem not only for portable use but a complete charging system, that can magnetically charge any phone, not only on the go but also in the car, at the office, at home and anywhere in between.

We are paving the way for mass-market penetration by collaborating with luxury brands, retailers, sales reps, services providers, and licensing deals, nationally and internationally.

In the local market, we've signed with ActionLink, Imminent VC's, and b8ta. In the international market, we signed with Artcom Europe, LiTMUS Australia, and b8ta Japan.

Business plan:

B2B: with new collaboration opportunities coming on a daily basis. We are forming strong alliances with large brands to facilitate the penetration of SoloQi into events, trade shows, conferences, concerts, and festivals to replace the outdated charging stations and introduce the product for rent or purchase to a mass audience at once.

Online: we are partnering with large online marketplaces to increase sales, as well as our website to grow our online community, increase brand awareness, and online sales.

Focused on our sole mission to become a luxury brand with a mass appeal.

Previous Offerings

Between 2020 and 2019, we sold 1285 [shares of common stock] in exchange for $0.0001 per share under Regulation Crowdfunding.

The Company is authorized to issue 4,000,000 shares of common shares with $0.0001 par value. Before July 15, 2020,
when Amended and Restated Certificate of Incorporation was issued, the company was authorized to issue 1,000 with
$1 par value. As of December 31, 2020, and December 31, 2019, 2,847,876 and 1,000 have been issued and are
outstanding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $675,000.00

Number of Securities Sold: 60

Use of proceeds: R&D, Patent filing, Manufacturing

Date: November 28, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,799,939

Use of proceeds: N/A

Date: July 23, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenue

Revenue for the fiscal year 2019 was $87,998 as we launched in November 2019. Sales were generated through our test pilot at 20 b8ta stores and tradeshows, which were halted due to COVID. Since our highest conversion rate occurred in physical interactions with our products, our main focus was directed towards opening additional physical stores, partnering with tradeshows and events, a strategy that will resume in 2021. Our revenue for the fiscal year 2020 was $46,812 generated mainly through b8ta stores sales, and our online website as well as our partnering marketplaces. Our soft launch generated many international partnerships as evident in our recent launch in Australia, Japan, Dubai, and France, as well as focusing on capturing the holiday season momentum in the US where we are expected to significantly improve our sales.

Cost of sales

Cost of sales in 2019 was $52,799, which decreased in 2020 to $27,560 and is projected to further decrease due to higher manufacturing batch which entails lower COGS and higher margins, as well as reduction of rental costs with our partners who are transferring to a rev-share model due to the success of our products that are becoming best-sellers with our retail partners.

Gross margins

In 2019 we manufactured our first test pilot of MOQ our gross profits amounted to $35,199, in 2019 based only on two months of sales as we launched in November. Our 2020 gross profit of $19,252 reflects the first 8 months of 2020, highly affected by the pandemic, is projected to increase by a significant amount as the holiday season is approaching, where we are estimated to reach approx. $280,000 in sales.

Expenses

The Company's expenses consist of, among other things, compensation, retailer rent, postage, local and international shipping, website development, marketing, sales, travel expenses, rent, computer and website hosting, insurance and operations, bank and credit card charges, fees for professional services, research and development expenses, and manufacturing expenses amounting to $221,151 in 2019 and $207,370 in 2020.

Historical results and cash flows:

The areas that were most cash-flow intensive in the short operating history of the company were directed toward an increase of inventory, purchase of equipment, and marketing and consignment rent partnerships with luxury retailers to expand the exposure and outreach of the company. We anticipate manufacturing, marketing, and retail rent to remain the most intensive cash flow areas in the near future as well as manufacturing costs and research and development designated toward our upcoming products.

Previous cash was mainly generated in investment as well as profits generated from sales both direct to consumers and our partnerships with b8ta innovation stores, as well as other luxury retailers in the US and globally.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $58,251.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
If the below data is accurate please copy it in to the Debt field below it

Creditor: Small Business Administration (SBA)

Amount Owed: $51,400.00

Interest Rate: 3.75%

Maturity Date: April 14, 2050

On June 12th, 2020, the Company secured a loan of $51,400. The loan is secured by tangible and intangible property and calls for monthly payments of principal and interest of $251. Interest is calculated at a fixed rate of 3.75% per annum. Monthly payments are deferred for twelve months from the date of the note and matures thirty years from the date of the note.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Executive Officers
If the below data is accurate please copy it in to the Directors and Officers field below it

Name: Solo Avital

Solo Avital's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Director, Founder

Dates of Service: February 28, 2019 - Present

Responsibilities: Product design, the overall manager of the company. Solo currently receives $5,000 in salary.

Position: Product Designer

Dates of Service: February 28, 2019 - Present

Responsibilities: From design to prototype to a finished product, packaging design, and all the visual content.

Other business experience in the past three years:

Employer: Happyzoda Film Productions

Title: Filmmaker / CGI Post Production expert

Dates of Service: July 18, 1999 - December 11, 2017

Responsibilities: Produce small to big budgets visual effects for TV and Cinema - more info on IMDb

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
If the below data is accurate please copy it in to the Principal Securities Holders field below it

Title of class: Common Stock

Stockholder Name: B Ventures, Inc.

Amount and nature of Beneficial ownership: 1,866,666

Percent of class: 66.67

Title of class: Common Stock

Stockholder Name: Solo Avital

Amount and nature of Beneficial ownership: 933,333

Percent of class: 33.33

RELATED PARTY TRANSACTIONS

Related Party Transactions
If the below data is accurate please copy it in to the Related Party Transactions field below it

Name of Entity: Solo Avital

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to the stockholder, no interest rate. In the amount of $89,272

Material Terms: Loan to the stockholder, payable on demand with no definite date of repayment with no interest rate.

Name of Entity: Alain Bibliowicz

Relationship to Company: Director

Nature / amount of interest in the transaction: no interest rate. Prior director. In the amount of $26,900

Material Terms: no interest rate.

OUR SECURITIES

Our authorized capital stock consists of 2,847,876 shares of common stock, par value $0.0001 per share. As of December 31, 2020, _1000_- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Solo Avital

By /s/ *Solo Avital*

      Name: Solo Avital

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SOLOQI CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SoloQi Corp.
Miami, Florida

We have reviewed the accompanying financial statements of SoloQi Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2021
Los Angeles, California

SoloQi Corp.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	58,251	$	104,809
Account receivables, net		-		64,350
Inventories		161,594		222,793
Prepaids and other current assets		135,218		54,080
Total current assets		**355,063**		**446,031**
Property and Equipment, net		3,789		4,222
Security deposit		-		17,250
Total assets	**$**	**358,852**	**$**	**467,503**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	68,878	$	56,878
Credit cards		3,210		11,433
Current portion of Loan Payable		1,713		-
Other current liabilities		658		3,472
Total current liabilities		**74,459**		**71,783**
Loan Payable		49,687		-
Total liabilities		**124,146**		**71,783**
STOCKHOLDERS EQUITY				
Common Stock		285		1,000
Additional Paid in Capital		690,364		580,672
Equity Issuance Cost		(3,823)		-
Retained earnings/(Accumulated Deficit)		(452,120)		(185,952)
Total stockholders' equity		**234,706**		**395,720**
Total liabilities and stockholders' equity	**$**	**358,852**	**$**	**467,503**

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 89,754	$ 87,998
Cost of goods sold	55,408	52,799
Gross profit	34,346	35,200
Operating expenses		
General and administrative	249,563	198,418
Sales and marketing	51,170	22,733
Total operating expenses	300,733	221,151
Operating income/(loss)	(266,387)	(185,952)
Interest expense	321	-
Other Loss/(Income)	(540)	-
Income/(Loss) before provision for income taxes	(266,168)	(185,952)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (266,168)	$ (185,952)

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Equity Issuance Cost	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance—December 31, 2018	-	$ -	$ -		$ -	$ -
Issuance of Common Stock	1,000	1,000	580,672		-	581,672
Net income/(loss)	-	-	-		(185,952)	(185,952)
Balance—December 31, 2019	1,000	$ 1,000	$ 580,672		$ (185,952)	$ 395,720
Issuance of Common Stock	2,798,999	280				280
Capital Raised on Crowdfunding	47,877	5	109,208	(3,823)	-	105,390
Net income/(loss)	-	-	-		(266,168)	(266,168)
Balance—December 31, 2020	2,847,876	$ 285	$ 690,364	$ (3,823)	$ (452,120)	$ 234,706

See accompanying notes to financial statements.

SoloQi Corp.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(266,168)	$	(185,952)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		433		108
Shared Based Compensation		-		-
Changes in operating assets and liabilities:				
Account receivables, net		64,350		(64,350)
Inventories		61,199		(222,793)
Prepaid expenses and other current assets		(81,139)		-
Account Payables and accrued expenses		963		71,624
Security Deposit		17,250		(17,250)
Net cash provided/(used) by operating activities		**(203,113)**		**(418,612)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(4,330)
Net cash provided/(used) in investing activities		**-**		**(4,330)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		1,000
Capital Contributions				580,672
Loan to Stockholder				(54,080)
Loan from Related Party				159
Capital raised on Crowdfunding		105,155		-
Borrowing on Loan Payable		51,400		
Net cash provided/(used) by financing activities		**156,555**		**527,751**
Change in cash		(46,558)		104,809
Cash—beginning of year		104,809		-
Cash—end of year	$	**58,251**	$	**104,809**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

SoloQi Corp.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1. NATURE OF OPERATIONS

SoloQi Corp. was founded on February 28, 2019 in the state of Delaware. The financial statements of SoloQi Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The company manufactures and sells portable phone charges to local and national retailers and wholesalers under normal trade credit terms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs finished goods which are determined using First-in-first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years

Income Taxes

SoloQi Corp is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its portable phone charges.

Cost of sales

Costs of goods sold include the cost of finished goods, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $51,170 and $22,733, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 161,594	$ 222,793
Total Prepaids and other current assets	**$ 161,594**	**$ 222,793**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Due from the owners	$ 128,029	$ 54,080
Prepaid expenses	1,139	-
Deposits held on Escrow- Start Engine	6,051	-
Total Prepaids and other current assets	**$ 135,218**	**$ 54,080**

Other current liabilities consist of the following items:

As of December 31,	2020		2019	
Tax Payable	$	337	$	812
Accrued expenses			$	2,500
Accrued interest		321		-
Other current liabilities		-		160
Total Other Current Liabilities	$	658	$	3,472

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020		2019	
Furniture and Equipment	$	4,330	$	4,330
Property and Equipment, at Cost		4,330		4,330
Accumulated depreciation		(541)		(108)
Property and Equipment, Net	$	3,789	$	4,222

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $433 and $108 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,000,000 shares of common shares with $0.0001 par value. Before July 15, 2020, when Amended and Restated Certificate of Incorporation was issued, the company was authorized to issue 1,000 with $1 par value. As of December 31, 2020, and December 31, 2019, 2,847,876 and 1,000 have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
					For the Year Ended December 2020				
SBA Loan	$ 51,400	3.75%	10/6/2020	10/6/2050	$ 321	$ 321	$ 1,713	$ 49,687	$ 51,400
Total					$ 321	$ 321	$ 1,713	$ 49,687	$ 51,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$	1,713
2022		1,713
2023		1,713
2024		1,713
2025		1,713
Thereafter		42,833
Total	**$**	**51,400**

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(72,898)	$	(42,951)
Valuation Allowance		72,898		42,951
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(115,849)	$	(42,951)
Valuation Allowance		115,849		42,951
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $429,069 and the Company had state net operating loss ("NOL") carryforwards of approximately $429,069. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

From 2019 and 2020, the company loaned $128,029 to the shareholders. There is no maturity date and interest rate set.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 36,000
2022	36,000
2023	36,000
Thereafter	36,000
Total future minimum operating lease payments	**$ 144,000**

Rent expense was in the amount of $ 70,500 and $ 53,264 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 26, 2021 the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company sold additional 30,613 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $71,857. In connection with this offering, the Company incurred offering costs of $2,545, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Solo Avital, Principal Executive Officer of Solo Avital, hereby certify that the financial statements of Solo Avital included in this Report are true and complete in all material respects.

Solo Avital

Principal Executive Officer